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                        [LETTERHEAD OF AON CORPORATION]
                             123 North Wacker Drive
                             Chicago, Illinois 60606


                                 March 7, 2000


ACM Government Opportunity Fund, Inc.
1345 Avenue of the Americas
Suite 3100
New York, NY  10105

Attention: Board of Directors

Ladies and Gentlemen:


     By letter dated December 27, 1999, we requested that ACM Government Opportunity Fund, Inc. (the "Fund") submit to its stockholders at its annual meeting to be held in 2000 a proposal (the "Proposal") that the Fund amend its Articles of Incorporation to convert the Fund from a closed-end to open-end form.

     This request was made in accordance with Article Seventh, Section (4)(a) of the Articles of Incorporation of the Fund (the "Charter Provision").

     The Fund has submitted the Proposal to its stockholders in its proxy statement dated February 18, 2000 for its annual meeting of stockholders to be held March 28, 2000. The Board of Directors of the Fund has recommended that stockholders vote against the Proposal. In addition, in submitting the Proposal to its stockholders, the Fund has included certain terms and conditions not authorized by, referred to in or contemplated by The Charter Provision. These terms and conditions include, but are not necessarily limited to, (i) a proposed authorization to impose a redemption fee of up to 2% of net asset value of any redemptions made during a period of up to two years after conversion of the Fund from closed-end to open-end form and (ii) the proposed imposition of additional fees, including a .30% Rule 12b-1 plan fee, on Fund stockholders (collectively, the "Unauthorized Conditions").

     We believe that inclusion of terms and conditions not authorized by, referred to in or contemplated by the Charter Provision in connection with the submission of the Proposal to the Fund's stockholders is an egregious breach of both the express terms, and the spirit, of the Charter Provision. This particularly true given the inclusion of terms and conditions, such as the Unauthorized Conditions, which can reasonably be expected to have a significant negative effect on stockholder support for the Proposal. However, the Charter Provision contemplates a

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ACM Government Opportunity Fund, Inc.
March 7, 2000
Page 2

simple, fair and unbiased referendum on open-ending, without the negative impact of the Unauthorized Conditions on stockholder support for the Proposal or the negative consequences that would result should the Proposal be adopted in spite of the attempted imposition of the Unauthorized Conditions. The obligation of the Fund to submit the Proposal to stockholders has not been satisfied by submission of the Proposal subject to the Unauthorized Conditions, and such obligation will not have been satisfied until the Proposal is submitted in accordance with the Charter Provision and without the Unauthorized Conditions or any other adverse unauthorized terms or conditions. We hereby request that you resubmit the Proposal without the Unauthorized Conditions or other adverse unauthorized terms or conditions.

     Because of the opposition of the Board of Directors to the Proposal and the inclusion of the Unauthorized Conditions in the submission of the Proposal to stockholders, we intend to withhold our vote in connection with the elections of directors at the upcoming annual meeting.

     The undersigned reserves any and all rights it may now or hereafter have with respect to the purported imposition of the Unauthorized Conditions in connection with submission of the Proposal to the Fund's stockholders or, if the Proposal is approved by stockholders, such approval. This reservation of rights shall pertain whether the undersigned determines to vote for or against the Proposal as presented in the Fund's proxy statement.


                                          Very truly yours,

                                          Combined Insurance Company of America

                                          By: /s/ Michael A. Conway
                                             -----------------------------------
                                             Michael A. Conway
                                             Senior Vice President

                                          Virginia Surety Company, Inc.

                                          By: /s/ Michael A. Conway
                                             -----------------------------------
                                             Michael A. Conway
                                             Senior Vice President